CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street, 32nd Floor

New York, NY 10013

February 2, 2005

VIA EDGAR AND FACSIMILE (202/942-9635)

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Michael McTiernan

Re:	Digital Realty Trust, Inc.

Registration Statement on Form S-11

Registration No. 333-122099

Dear Mr. McTiernan:

As one of the representatives of the underwriters of the above issue, we hereby join in the request of Digital Realty Trust, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. (New York City Time) on February 3, 2005, or as soon thereafter as practicable. The representatives of the underwriters are aware of their obligations under the Securities Act of 1933, as amended.

Yours very truly,

CITIGROUP GLOBAL MARKETS INC. UBS SECURITIES LLC

By:	Citigroup Global Markets Inc.

By:	/s/ John Todd
Name: John Todd
Title: Vice President